

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 26, 2022

George S. Glyphis
Chief Financial Officer
Centennial Resource Development, Inc.
1001 Seventeenth Street
Suite 1800
Denver, CO 80202

      Re: Centennial Resource Development, Inc.
          Form 10-K for the fiscal year ended December 31, 2021
          Filed February 24, 2022
          File No 001-37697

Dear Mr. Glyphis:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Energy & Transportation